Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

PLATINUM GROUP METALS LTD. (the “Company”)

788 — 550 Burrard Street Vancouver BC, V6C 2B5

Telephone: (604) 899-5450     Facsimile: (604) 484-4710

Item 2             Date of Material Change

December 9, 2014

Item 3             News Release

A news release was disseminated on December 9, 2014 to the Toronto Stock Exchange (The “TSX”) as well as  through various other approved public media and was SEDAR filed with the British  Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick,  Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions (the “Commissions”).

Item 4             Summary of Material Change(s)

The Company is discontinuing its previously announced private offering of 150,000 units consisting of $150,000,000 aggregate principal amount of Senior Unsecured Notes due 2021 and the right for noteholders to receive an aggregate of 55,200,000 common share purchase warrants.

Item 5             Full Description of Material Change

5.1                               Full Description of Material Change

Due to general market conditions, the Company is discontinuing its previously announced private offering of 150,000 units consisting of $150,000,000 aggregate principal amount of Senior Unsecured Notes due 2021 and the right for noteholders to receive an aggregate of 55,200,000 common share purchase warrants. The Company is considering alternative transactions to fund the completion of the WBJV Project 1 platinum mine.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commissions at the following telephone number:

R. Michael Jones, President & CEO  Phone: (604) 899-5450

Item 9             Date of Report

December 9, 2014